SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549


                                     FORM 15


 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number 33-70476

                           Inter Lake Wisconsin, Inc.
             (Exact name of registrant as specified in its charter)

                      231 First Avenue North, P.O. Box 8050
             Wisconsin Rapids, Wisconsin 54495-8050; (715) 422-3111
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

               9 1/4% First Priority Senior Secured Notes Due 2002
                  9 7/8% Second Priority Secured Notes Due 2006
            (Title of each class of securities covered by this Form)

                                      None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a)
                                or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)   [ ]      Rule 12h-3(b)(1)(ii)   [ ]
             Rule 12g-4(a)(1)(ii)  [ ]      Rule 12h-3(b)(2)(i)    [ ]
             Rule 12g-4(a)(2)(i)   [ ]      Rule 12h-3(b)(2)(i)    [ ]
             Rule 12g-4(a)(2)(ii)  [ ]      Rule 15d-6             [x]
             Rule 12h-3(b)(1)(i)   [ ]

Approximate number of holders of record as of the certification or notice date:

     >  9 1/4% First Priority Senior Secured Notes Due 2002:     14
     >  9 7/8% Second Priority Secured Notes Due 2006:           11

     Pursuant to the requirements of the Securities Exchange Act of 1934, Inter Lake Wisconsin, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  27 February, 1998      By:   /s/ Richard J. Kenney
                                   Richard J. Kenney
                                   Senior Vice President, Finance